Shareholder Meeting

A Special Meeting of Shareholders of the Fund was held on August 22, 2006 for shareholders of record as of May 25, 2006, to approve a new Investment Management
Agreement for the following Portfolios. The votes regarding the approval of the new agreement were as follows:

Approve the new Investment Management Agreement:

						   For	Against 	Abstain

BATS Series S				1,000,000 	   -		   -

BATS Series C				1,153,080 	   -   	   -

BATS Series M				654,167 	   -   	   -